UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

15 November 2005

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Annual General Meeting of Pharmaxis Ltd (“Company”)

Outcome of Resolutions

In accordance with ASX Listing Rule 3.13.2, the Company advises the outcomes in respect of the resolutions put to the annual general meeting of the Company held at 2:30 pm on 15 November 2005.

Items 2 to 4 relating to the reappointment of Dr Carrie Hillyard, Mr Charles Kiefel and Mr Malcolm McComas as directors of the Company were passed as ordinary resolutions unanimously on a show of hands.

Items 5 to 9 relating to the grant of options to Dr Brett Charlton, Mr Denis Hanley, Mr Charles Kiefel and Mr Malcolm McComas were passed as ordinary resolutions unanimously on a show of hands.

Item 10 relating to the approval of the remunueration report was passed as an ordinary resolution unanimously on a show of hands.

Enclosed with this letter are details of the proxies received in connection with the annual general meeting.

Sincerely,

David McGarvey

Company Secretary

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9451 5961 F 02 9451 3622 www.pharmaxis.com.au

Pharmaxis Ltd

2005 Annual General Meeting

Chairman’s Address

My fellow shareholders, 2005 has again been a year of great achievement for Pharmaxis.

As I reported in last years address the risk reward equation for you as our shareholders in this early stage of your company’s development is directly proportional to the reduction of the risks associated with commercialising our inventions.

ARIDOL

With Aridol we have completed our clinical registration study and filed for approval to market in Europe and Australia to identify and help manage Asthma. Thus the risk for this product only remains with registration and marketing. Technical risk has been removed.

An additional Aridol study for the US market is now planned and expected to begin this year. Your company is confident of success with this study, as it relates more to clinical practice in the USA than it does the ability of Aridol to do what it has proven to do in many previous studies.

We have also commenced phase 2 studies to demonstrate that with Aridol it is possible to identify which patients with COPD (a large 30 million potential patient base) would benefit from inhaled steroids. Indications that this can be achieved have come from independent third party medical studies in Europe and so again your company has high expectations that the clinical work will be successful for this new and large purpose.

BRONCHITOL

Last year your company conducted a successful Phase 2 clinical trial for our second product, Bronchitol.

This trial prepared the way for a global Phase 3 clinical trial, which is designed to lead to registration of this compound for clinical use in the treatment of bronchiectasis on a world wide basis.

This year, we have followed this up with a successful Phase 2 clinical trial demonstrating that Bronchitol is beneficial to patients with Cystic Fibrosis. This work has paved the way for a global Phase 3 clinical trial designed to lead to the registration of Bronchitol for Cystic Fibrosis on a world wide basis.

From the work your company has completed on both of these classes of patients, I believe that eventually Bronchitol will be shown to be beneficial for most patients with bronchial congestion which would potentially see 30 million patients benefit from the product.

2006 should see our first approvals to market Aridol.

In general then we have come a long way in reducing the technical risks associated with our lead products, Aridol and Bronchitol and our share price movements have reflected our achievements.

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9451 5961 F 02 9451 3622 www.pharmaxis.com.au

There still remains the business risk associated with the marketing of the product. This will determine how much value your company can return to you, its investors, for their investment but…. there will no longer be any risk that the product is of no value.

To fund this new projected clinical work, your company has just completed successfully a global capital raising involving a public issue in the United States and a placement of shares with Australian institutional shareholders.

This global capital raising funds the required clinical work that I have described before. In that sense it takes away another level of risk. We now have the resources to complete our clinical work.

We have now come a long way from our early research beginnings. We have excellent people with a track record of delivery. We have excellent products that change peoples lives and we have the financial resource to progress our work.

I am personally confident that our company will continue to achieve its milestones and so help many patients whose quality of life is not what it might be. At the same time I am also confident that this good work will deliver appreciating value to you our investors.

I believe we have the potential to be a truly significant Pharmaceutical business.

Your Managing Director, Dr Alan Robertson in his presentation will be providing a brief review of where we find ourselves at this point in time and some insight into the scope of the opportunity in front of us.

Your CFO, Mr. David McGarvey will give an overview of the company’s financial position.

On your behalf, I want to thank your Board for their oversight and strategic Direction of our company. Also on your behalf, I would also like to thank your Management and staff for delivering the success we are enjoying.

Denis M Hanley

15 November, 2005

Therapeutic products for respiratory and autoimmune diseases

Annual General Meeting November 2005

Highlights

Bronchitol

Aridol

Autoimmune disease

Manufacturing

Bronchitol: Entering Phase III

Successful Phase II trial in cystic fibrosis

Successful Phase II trial in bronchiectasis

Orphan drug designation – Europe and USA

Aridol: Management of airway inflammation

European Phase III completed (asthma)

US Phase III to start late 2005 (asthma)

Market authorization filed in EU, Australia (target 2006 launch)

COPD clinical study commenced

Retained marketing rights for all programs

Experienced management

Extensive patent portfolio

Near term value enhancing milestones

Pipeline

Pulmonary and Autoimmune Focus

------—Clinical Trials--------—

research preclinical phase I phase II phase III registration # pts (mm)

Respiratory diseases

Aridol – asthma EU/Aus 52

Aridol—COPD 30

Bronchitol—bronchiectasis 0.6

Bronchitol – cystic fibrosis 0.1

Bronchitol—chronic bronchitis 30

Autoimmune diseases

PXS25/64—multiple sclerosis 1.0

PXS2076 – rheumatoid arthritis 6.0

Management

Alan Robertson PhD CEO

Wellcome (GSK); Faulding; Amrad; Inventor of Zomig

David McGarvey CA CFO

CFO, Memtec (NYSE); CFO, US Filter Filtration Group

Brett Charlton, PhD CMO

Stanford; ANU

Gary Phillips, MBA Commercial

CEO, Novartis Australia

John Crapper, MBA COO

Managing Director, Memcor; Syntex (Roche)

William Cowden, PhD CSO

ANU; Co-inventor of TNF mAb’s

Ian McDonald, PhD CTO

VP Discovery, SIBIA (Merck); VP Discovery, SGX

Bronchitol

cystic fibrosis

Background

Genetic disorder affecting 30,000 in U.S.

Poorly hydrated, tenacious, thick mucus

Current life expectancy is 31 years

Current treatments: rhDNase and tobramycin

Delivered by nebulizer (preparation, sterilization)

rhDNase (pulmozyme): $265mm @ ~30% penetration

Bronchitol

Phase II CF trial

Crossover, 8 site study in 39 CF patients

Randomised two week treatment periods

Double-blind, placebo controlled

Primary Endpoint:

Change in FEV1

Secondary Endpoints:

Effect on other lung function measures

Effect on symptoms/signs

Effect on QoL

Safety (including microbiology)

Bronchitol

CF Phase II Results: Change in Lung Function

Bronchitol* Control* p value

Change in FEV1 7 ± 2% 0 ± 2% 0.008

Change in FEF25-75 15.5 ± 5% 0.6 ± 5% < 0.01

*includes patients being treated with pulmozyme

(FEF25-75 or MMEF is considered a measure of small airway function)

Bronchitol

CF Phase II Results: FEV1 Change

FEV1 change (mls)

200 150 100 50 0

Bronchitol Control

*	p = 0.008

Bronchitol

CF Phase II Results: FEF25-75 Change

FEF25-75 (mls/sec)

200 150 100 50 0 -50 -100

Bronchitol Control

*	p<0.01

Bronchitol

cystic fibrosis registration strategy

Phase III trial (EU & Aus):

Dosing to be finalized based on ongoing dose-ranging study

Commence 1H2006

Primary endpoint: Change in FEV1

Placebo-controlled, 6 month dosing, finalising design with EMEA

Phase III trial (US) to commence 2006

Similar size, design to EU/Aus trial

Orphan drug designation – EU and USA

Bronchitol

bronchiectasis

Background

Abnormal, irreversible dilation of the lower airways

Daily mucus production, constant coughing, breathlessness: major quality of life impact

Normal lung clearance impaired

100,000 affected in the U.S.

Current treatments: bronchodilators, antibiotics

No drugs effective to clear mucus

Bronchitol

bronchiectasis

Phase II Trial results

60 patient, double-blind, crossover, placebo-controlled

Promising results in QoL, symptom scores (p<0.05 versus placebo)

For all patients – 4.5 unit improvement in St. George’s impact score

For the 75% of patients with unclear chests – 6.9 unit improvement in St George’s impact score

Well tolerated, no adverse events

Phase III Trials

Plan to commence 4Q05/1Q06 in Australia, EU

Finalising protocol following FDA meeting

Initiate US pivotal trial mid-2006

Supplied on compassionate-use basis in Australia

Bronchitol

chronic bronchitis

Background

Chronic cough, breathlessness, tenacious sputum

>30 million people affected in 7 major pharma markets

No therapy halts disease progression

Current treatments aimed at symptom relief / bronchodilation

Acute pilot studies completed

Phase II clinical protocol in development

Quality of Life

Reduction in exacerbation period

Study to commence 2006

AridolTM

A rapid and simple test for airways inflammation that facilitates diagnosis and management of asthma and COPD patients.

Aridol

Asthma and COPD Opportunity

Asthma

51mm patients in 7 major markets

No simple test, many not diagnosed

~34% of people diagnosed with asthma do not have the disease

Ongoing patient management difficult

COPD

30 million people affected in 7 major pharmaceutical markets

Cost to US healthcare—US$30 billion pa

20-25% respond to inhaled steroids but no test to identify them

Aridol

quantitation of airway hyperresponsiveness

% Fall FEV1 (measurement of lung function)

25 20 15 10 5 0

1	10 100 635

Severe £ 30mg Moderate £ 100mg Mild > 300mg

Normal

Cumulative dose of Aridol (mg)

Aridol

current status

Phase III results (646 patient study)

Good agreement with hypertonic saline (p<0.01)

Effective at identifying clinical mis-diagnosis (7%)

20% of subjects over treated and over diagnosed

25% of subjects not well controlled

European and Australian marketing authorization submitted

Potential 2006 launch

US Phase III trial to commence Q42005

Scheduled completion H2 2006

Aridol

addressable market

Patients (millions)

16 14 12 10 8 6 4 2 0

BCT

Diagnosis

Mgmt—Spec

Mgmt—GP

COPD

Multiple trials in progress with key US/EU opinion leaders

Reimbursable under existing codes in US

Marketing partner for GP audience

Publication of clinical results for ICH acceptance

First revenue 2006 (subject to approval)

Autoimmune diseases

multiple sclerosis rheumatoid arthritis

Autoimmune Disease



Inflammation: the leukocyte activation cascade


Blood vessel wall
Progressive activation
Leukocyte
Blood flow
Capture
Rolling
Slow rolling
Firm adhesion
Transmigration
Endothelium
Enzymes digest basement membrane
PXS25 blocks enzyme function
Attractants on endothelial cell surface
Tissue

31

Autoimmune Disease

PXS64

Selective inhibitor of T cell migration

Novel mechanism

Effective in animal models of multiple sclerosis

Oral prodrug of PXS25, both discovered by Pharmaxis

Current status: preclinical development, start human Phase I clinical trials 1H06

Financial Overview

Year ended 30 June,

2005 2004 2003 2002

$’000 $’000 $’000 $’000

Financial Performance

Revenue

Interest received 1,702 1,075 284 43

Research grants 1,172 1,105 976 646

Other 48 43

2,874 2,228 1,303 689

Expenses

Research & development (9,154) (6,047) (1,790) (1,151)

Commercial (847) —

Administration (3,105) (2,182) (981) (140)

Total expenses (13,106) (8,229) (2,771) (1,291)

Net loss before and after tax (10,232) (6,001) (1,468) (602)

Depreciation & amortisation 626 410 256 130

EBITDA (11,308) (6,666) (1,496) (515)

Cash Flows

Cash flows from operating activities (9,274) (4,652) (1,168) (363)

Cash flows from investing activities (1,575) (406) (1,652) (36)

Cash flows from financing activities 19,021 22,891 9,453 -

Net increase (decrease) in cash held 8,172 17,833 6,633 (399)

30 June,

2005 2004

$’000 $’000

Financial Position

Cash and bank accepted commercial bills 33,389 25,217

Plant & equipment 2,477 1,474

Intangible assets 1,106 1,162

Total assets 37,937 28,261

Total liabilities 2,369 1,481

Total shareholders’ equity 35,569 26,780

Total Capital Raised to 30 June 2005 A$53.3m

PP&E $3.6m

Net operations $16.3m

Cash $33.4m

Global Capital Raising

Global Capital Raising

Coordinated bookbuild in Australia and USA

One of largest Australian biotech capital raisings—$86.7 million Common pricing of A$2.20

0.5% discount to 30 day VWAP at announcement 10% discount to 5 day VWAP at closing

Australia (ASX) Private placement of 19.9 million shares, 60% institutions (>20)

USA (Nasdaq) Public offering of 19.5 million shares/1.3 million ADS, >90% institutions (~10)

Total 39.4 million shares; 6% +/- US to Australia

Total shares on issue 174,398,092

Cash of A$110 million(1)—positioned to:

Complete clinical development of Bronchitol for cystic fibrosis Complete clinical development of Bronchitol for bronchiectasis Complete US clinical development of Aridol International launch of Aridol

International launch of Bronchitol for cystic fibrosis and bronchiectasis

Broaden the commercial opportunity for Aridol

Additional clinical opportunities for Bronchitol – eg chronic bronchitis Expansion of manufacturing/company facilities Further development of preclinical pipeline

(1)	Proforma 30 Sept

Share Capital post Capital Raising

(including 11.4 million employee options)

other/retail – 30%

directors & management – 6%

employee options – 1%

institutions – 26%

founders and VC’s – 27%

ADRs – 10%

Recent Milestones

Aridol

Completed Phase III Aridol trial in asthma

Filed for Aridol approval in Australia, EU

Bronchitol

Positive Phase II CF results

Positive Phase II bronchiectasis results

Orphan Drug designation for CF, bronchiectasis (U.S.)

Orphan Drug designation for CF (Europe)

Discovered PXS64 for MS—improved oral form of PXS25

Tripled manufacturing capacity

A$6 million Aus P3 government grant awarded

Global Capital raising completed—$87 million

Upcoming Milestones

Aridol

Potential Aridol approval in Australia & EU: 1H06 Data from Phase II COPD trial: 2H06

Bronchitol

Initiate bronchiectasis pivotal trial: 4Q05/1Q06 Initiate US bronchiectasis pivotal trials: mid-06 Initiate CF pivotal trials: 2006 Data from CF dosing study 1H06

Pipeline

US IND for PXS64 for multiple sclerosis: 1H06 Nominate IND candidate for PXS2076 for RA: 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity PHARMAXIS LTD

ABN 75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Denis Michael Hanley

Date of last notice	17 December 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquisition of shares by Denis M Hanley Pty Ltd as trustee of a trust of which Mr Denis Michael Hanley is a beneficiary

Date of change	9 November 2005

No. of securities held prior to change	Ordinary shares held directly: 566,664 Ordinary shares held indirectly:151,333 Options over ordinary shares: 1,040,000

Class	Ordinary

Number acquired	40,000 ordinary shares

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$97,990.16

No. of securities held after change	Ordinary shares held directly: 566,664 Ordinary shares held indirectly: 191,333 Options over ordinary shares: 1,040,000
+	See chapter 19 for defined terms.

Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: November 15, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer